# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Global Star Acquisition Inc., CIK 0001922331
CUSIP: 37962G102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1641 International Drive, Unit 208, McLean, Virginia (VA), 22102
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000905148-24-003202
Filed by CIK 0001758720

## Reporting persons
- Walleye Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Global Star Acquisition Inc.
Address of issuer's principal executive offices: 1641 International Drive, Unit 208, McLean, Virginia, 22102

## Item 2. Person Filing
Name of person filing: Walleye Capital LLC
Address of principal business office or, if none, residence:
315 Park Ave. South
New York, NY 10010
Citizenship: Minnesota

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Information with respect to the Reporting Person's ownership of the Common Stock as of December 31, 2024 is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Walleye Capital LLC: /s/ Thomas L. Wynn IV, Thomas L. Wynn IV, Global Chief Compliance Officer (02/14/2025)